EXHIBIT 99.18

CONSENT OF GORDON ZUROWSKI, P. ENG.

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F for the year ended December 31, 2020 of Equinox Gold Corp.

/s/ Gordon Zurowski
By: Gordon Zurowski, P. Eng.

Dated: March 24, 2021